AMENDED & RESTATED

EXPENSE LIMITATION AGREEMENT

THE NOTTINGHAM INVESTMENT TRUST II

THIS AMENDED & RESTATED EXPENSE LIMITATION AGREEMENT (“Expense Limitation Agreement”), is entered into effective as of March 25, 2010 by and between Brown Capital Management, Inc. (the “Advisor”) and The Nottingham Investment Trust II (the “Trust”), on behalf of each series of the Trust set forth in Schedule A attached hereto (each a “Fund,” and collectively, the “Funds”), and is amending, restating, and combining in their entirety the Amended and Restated Expense Limitation Agreement (“Expense Limitation Agreement’) dated July 21, 2005, by and between the Advisor and the Trust and the Amended and Restated Expense Limitation Agreement dated September 17, 2002 by and between the Advisor and the Trust.

WHEREAS, the Trust is a Massachusetts business trust organized under the Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Trust; and

WHEREAS, the Trust and the Advisor have entered into an Amended and Restated Investment Advisory Agreement for the Brown Capital Management Small Company Fund and the Brown Capital Management International Equity Fund dated March 15, 1999, as amended, and the Trust and the Advisor have entered into an Investment Advisory Agreement for the Brown Capital Management Mid-Cap Fund dated September 17, 2002, as amended (collectively, each is referred to as the “Advisory Agreement”) pursuant to which the Advisor provides investment advisory services to each Fund listed in Schedule A, which may be amended from time to time, for compensation based on the value of the average daily net assets of each such Fund; and

WHEREAS, the Advisor has requested that the Expense Limitation Agreement be amended in order to: (1) change the termination date; (2) clarify that “acquired fund fees and expenses,” as that term is defined in the Form N-1A, are excluded from the calculation of Fund Operating Expenses  (defined below) incurred by each of the Funds in determining the applicable Operating Expense Limit; and (3) clarify that in determining the Fund Operating Expenses, expenses that a Fund would have incurred but did not actually pay because of expense offset of brokerage/services arrangements shall be added to the aggregate expenses so as not to benefit the Advisor; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of each Fund, and, therefore, have entered into this Expense Limitation Agreement, in order to maintain each Fund’s expense ratios at the levels specified Schedule A attached hereto; and

NOW THEREFORE, the parties hereto agree that the Expense Limitation Agreement provides as follows:

1.	Expense Limitation.

1.1. Applicable Expense Limit.  To the extent that the aggregate expenses of every character incurred by a Fund in any fiscal year, including but not limited to investment advisory fees of the Advisor (but excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of such Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Advisor.  Additionally, in determining the Fund Operating Expenses, expenses that a Fund would have incurred but did not actually pay because of expense offset or brokerage/services arrangements shall be added to the aggregate expenses so as not to benefit the Advisor.

1.2. Operating Expense Limit.  The maximum Operating Expense Limit in any year with respect to each Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of each Fund.

1.3. Method of Computation.  To determine the Advisor’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for each Fund shall be annualized as of the last day of the month.  If the annualized Fund Operating Expenses for any month of a Fund exceed the Operating Expense Limit of such Fund, the Advisor shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit.  If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Advisor may also remit to the appropriate Fund or Funds an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

1.4. Year-End Adjustment.  If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Advisor to the Fund or Funds with respect to the previous fiscal year shall equal the Excess Amount.

2.	Reimbursement of Fee Waivers and Expense Reimbursements.

2.1. Reimbursement.  If in any year during which the total assets of a Fund are greater than the “Threshold” set forth in Schedule A, and in which the Advisory Agreement is still in effect, the estimated aggregate Fund Operating Expenses of such Fund for the fiscal year are less than the Operating Expense Limit for that year, subject to quarterly approval by the Trust’s Board of Trustees as provided in Section 2.2 below, the Advisor shall be entitled to reimbursement by such Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by the Advisor to such Fund pursuant to Section 1 hereof.  The total amount of reimbursement to which the Advisor may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Advisor and all other payments remitted by the Advisor to the Fund, pursuant to Section 1 hereof, during any of the previous three (3) fiscal years, less any reimbursement previously paid by such Fund to the Advisor, pursuant to Sections 2.2 or 2.3 hereof, with respect to such waivers, reductions, and payments.  The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

2.2. Board Approval.  No reimbursement shall be paid to the Advisor with respect to any Fund pursuant to this provision in any fiscal quarter, unless the Trust’s Board of Trustees has determined that the payment of such reimbursement is in the best interests of such Fund and its shareholders.  The Trust’s Board of Trustees shall determine quarterly in advance whether any reimbursement may be paid to the Advisor with respect to any Fund in such quarter.

2.3. Method of Computation.  To determine each Fund’s payments, if any, to reimburse the Advisor for the Reimbursement Amount, each month the Fund Operating Expenses of each Fund shall be annualized as of the last day of the month.  If the annualized Fund Operating Expenses of a Fund for any month are less than the Operating Expense Limit of such Fund, such Fund, only with the prior approval of the Trust’s Board of Trustees, shall pay to the Advisor an amount sufficient to increase the annualized Fund Operating Expenses of that Fund to an amount no greater than the Operating Expense Limit of that Fund, provided that such amount paid to the Advisor will in no event exceed the total Reimbursement Amount.

2.4. Year-End Adjustment.  If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of a Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Operating Expense Limit.

3.	Term and Termination of Agreement.

This Agreement with respect to each of the Funds shall commence on April 1, 2010 and continue in effect until the last day of July 2011, and shall continue from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”).

4.	Miscellaneous.

4.1. Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2. Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

4.3. Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

THE NOTTINGHAM INVESTMENT TRUST II
ON BEHALF OF EACH OF ITS SERIES LISTED IN SCHEDULE A

By:    /s/ Jack E. Brinson
                            Chairman

BROWN CAPITAL MANAGEMENT, INC.

By:   /s/ Keith A. Lee

SCHEDULE A
OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Maximum Operating Expense Limit	Threshold
The Brown Capital Management Small Company Fund	1.50%	$20 Million
The Brown Capital Management International Equity Fund	2.00%	$20 Million
The Brown Capital Management Mid-Cap Fund	1.30%	$15 Million